SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13E-3 Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

(Amendment No. 2)

Atalanta/Sosnoff Capital Corporation (Name of Issuer)

Craig B. Steinberg (Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 per Share (Title of Class of Securities)

046499109 (CUSIP Number of Class of Securities)

Craig B. Steinberg Atalanta/Sosnoff Capital Corporation 101 Park Avenue New York, New York  10178 (212) 867-5000

(Name, Address, and Telephone Number of Person Authorized to ReceiveNotices and Communications on Behalf of the Person(s) Filing Statement)

Copy to: Ralph Arditi, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[X]	A tender offer.

d.	[ ]	None of the above.

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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,688,574	$ 1,836

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,548,715 shares of common stock of Atalanta/Sosnoff Capital Corporation at the offer price of $13.95 per share. The transaction value also includes the offer price of $13.95 less $8.53, which is the weighted average exercise price of outstanding options as of June 10, 2003, multiplied by the 200,000 options outstanding on such date.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2003 issued by the Securities and Exchange Commission, equals 0.008090 times the transaction valuation.

[X]	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,836 Form or Registration No.: Schedule TO Filing Parties: Atalanta Acquisition Company and Martin T. Sosnoff Date Filed: June 13, 2003

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This Amendment No. 2 (this “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on June 13, 2003, as amended by Amendment No. 1 filed on July 8, 2003 (as amended, the “Schedule 13E-3”), by Craig B. Steinberg. The Schedule 13E-3 relates to the offer by Atalanta Acquisition Company, a Delaware corporation wholly owned by Martin T. Sosnoff, to purchase all the outstanding shares of common stock, par value $0.01 per share, of Atalanta/Sosnoff Capital Corporation, a Delaware corporation, not already owned by Mr. Sosnoff at $13.95 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 13, 2003, and in the related Letter of Transmittal, copies of which are filed with the Tender Offer Statement on Schedule TO and the Transaction Statement on Schedule 13E-3 filed by Purchaser and Mr. Sosnoff on June 13, 2003 as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

       Item 11

Item 11 of the Schedule 13E-3 is hereby amended and supplemented by the following:

“The Offer expired, as scheduled, at midnight, New York City time, on Friday, July 11, 2003. A total of approximately 1,570,679 Shares were validly tendered pursuant to the Offer and not withdrawn, and were accepted for payment on July 11, 2003. After giving effect to the acquisition of the Shares tendered in the Offer, and prior to the Merger, Purchaser owns approximately 99% of the outstanding Shares. Following completion of the Offer, Purchaser was merged with and into the Company, with the Company continuing as the surviving corporation, and the separate corporate existence of Purchaser thereupon ceasing. As a result of the Merger, each publicly held Share was converted into the right to receive $13.95 in cash, subject to the exercise of the dissenters’ rights under Delaware law.”

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Craig B. Steinberg
Craig B. Steinberg

Dated: July 14, 2003

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